Exhibit 2.02

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF REORGANIZATION

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of February 3, 2005 (the “Agreement Date”) by and among Opsware Inc., a Delaware corporation (“Acquiror”), RN1 Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Merger Sub One”), RN2 Acquisition LLC, a Delaware limited liability company and a wholly owned subsidiary of Acquiror (“Merger Sub Two”, and collectively with Merger Sub One, the “Merger Subs”), Rendition Networks, Inc., a Delaware corporation (the “Company”), and Cameron Myhrvold, as Representative (the “Representative”). Acquiror, the Merger Subs, the Company and the Representative are parties to that certain Agreement and Plan of Reorganization dated as of December 1, 2004 (the “Reorganization Agreement”). All capitalized terms set forth herein shall (unless otherwise defined herein) have the meanings given to them in the Reorganization Agreement.

NOW THEREFORE, in accordance with Section 13.6 of the Reorganization Agreement, the parties hereby agree as follows:

1. AMENDMENT TO REORGANIZATION AGREEMENT. The Reorganization Agreement is hereby amended in all ways necessary to provide as follows:

1.1 Article 1; Certain Definitions; Amendment and Restatement. The “Bookings”, “Dividend Amount”, “Employee Severance Expenses” and “Escrow Percentage” definitions contained in Article 1 (Certain Definitions) of the Reorganization Agreement shall be amended to read in their entirety as follows:

“Bookings” means the accounts receivable of the Company (net of the bad debt reserve), and including for purposes of this definition, all amounts owing under purchase orders or signed Contracts with customers, in each case as of immediately prior to the Effective Time of the First Merger, plus the aggregate amount of credited bookings set forth on the Credited Bookings Schedule attached hereto.

“Dividend Amount” means an amount in cash equal to the sum of all cash remaining in the Company as of the Closing Date plus the aggregate dollar amount of all Bookings, plus the aggregate amount of expenses set forth on the Reimbursable Expenses Schedule attached hereto, less (A) the amount of all Employee Severance Expenses, less (B) the amount of all Merger Expenses, less (C) an amount equal to all accounts payable and accrued liabilities (other than vacation accruals) of the Company as of the Closing Date as calculated in accordance with GAAP (“Accounts Payables”, with the excess of Accounts Payable over Bookings (if any) referred to herein as the “Net Payables”), and less (D) the amount of the Employee Cash Bonus Pool Amount; provided, however, that in no event will the Dividend Amount exceed $7,000,000 (“Dividend Cap”); provided, further, that if (i) the Employee Cash Bonus Pool Amount is $2,000,000 and (ii) the Dividend Amount would have exceeded $7,000,000 but for the Dividend Cap, then the Dividend Cap shall be raised to an amount equal to

$7,000,000 plus 50% of the amount by which the Dividend Amount would have, in circumstance where a full $2,000,000 is first deducted as the Employee Cash Bonus Pool Amount, exceeded $7,000,000 but for the Dividend Cap. Any amount of Bookings that remain uncollected within the six months after the Closing Date (“Uncollected Receivables”) and/or Employee Severance Expenses, Merger Expenses or Net Payables not deducted in the calculation of the Dividend Amount hereunder are collectively referred to as “Indemnifiable Merger Expenses” and shall constitute “Damages” for purposes of Article 12 without regard to the Basket (as defined in Section 12.2(b)).

“Employee Severance Expenses” shall mean all Liabilities of the Company to the Company’s Chief Executive Officer, including any severance, bonus or other payments due in connection with the Merger or upon termination of employment or service or any other event, before or upon the Merger or otherwise (but excluding (i) the severance payments set forth on the Reimbursable Expenses Schedule attached hereto (provided, that such severance payments will only be excluded if they are paid on or before the Closing Date such that they are excluded from cash on such date for purposes of calculating the Dividend Amount) and excluding (ii) Liabilities for the payment of accrued wages, accrued and unused vacation time, paid time-off or for the reimbursement of any expenses incurred in the ordinary course of business consistent with past practice or the acceleration of stock vesting).

“Escrow Percentage” means the quotient obtained by dividing (i) the Target Escrow Cash, by (ii) the difference of (A) the Aggregate Stockholder Payments less (B) the Option Proceeds. 1.2 Article 1; Certain Definitions; Modification. The definition of “Spreadsheet” shall be deemed amended to delete “and” before clause (P) thereof and to add the following at the end thereof before the period:

“; (Q) the interest in percentage terms of each former holder of Series C Preferred Stock and Company Common Stock in the aggregate amount of cash distributable pursuant to clause (a) of Section 2.14, the individual amount of which will equal each such holder’s respective Per Share Specified Booking Amount; and (R) the interest in percentage terms of each former optionee of the Company in the aggregate amount of options distributable pursuant to clause (b) of Section 2.14.”

1.3 Article 1; Certain Definitions; New Definitions. Article 1 (Certain Definitions) of the Reorganization Agreement shall be amended to add (in alphabetical order) the following additional defined terms:

“Company Products” means all products on the Company’s current price list attached hereto as the Company Price List Schedule.

“Per Share Specified Booking Amount” means the quotient (rounded to the eighth decimal place) obtained by dividing (A) the amount of the bookings under such Specified Order, by (B) the total number of shares of Participating Stock.

“Specified Booking Amount” means the amount of the bookings for Company Products under the Specified Order.

“Specified Order” shall have the meaning specified in Section 2.14.

“Subsequent Option Exchange Ratio” means the quotient (rounded to the eighth decimal place) obtained by dividing (A) (i) the sum of the Per Share Specified Booking Amount plus (ii) the Per Share Stock Participation Amount by (B) by the Signing Stock Price.

“Target Escrow Cash” mean an amount of cash equal to $6,000,000.

1.4 Section 2.14. Article 2 (The Merger) of the Reorganization Agreement shall be amended to add the following Section 2.14:

“Section 2.14. Post-Closing Adjustment. In the event Acquiror or the Surviving Corporation closes an order for any Company Products with the party identified on Schedule 2.14 attached hereto (the “Specified Order”) within the ninety (90) day period following the Closing Date, Acquiror will as soon as reasonably practicable (a) deliver to the Exchange Agent, for distribution pursuant to Section 2B of the Exchange Agent Agreement, an amount in cash equal to the Per Share Specified Booking Amount with respect to each share of Series C Preferred Stock and Company Common Stock that was issued and outstanding immediately prior to the Effective Time of the First Merger and (b) issue to each holder of an assumed Company Option, a stock option to purchase that number of shares of Acquiror Common Stock equal to the difference of (i) the product of the number of shares of Company Common Stock subject to such Company Option at the Effective Time multiplied by the Subsequent Option Exchange Ratio minus (ii) the product of the number of shares of Company Common Stock subject to such Company Option at the Effective Time multiplied by the Option Exchange Ratio, and the exercise price per share for each such option will equal the exercise price of the Company Option immediately prior to the Effective Time divided by the Subsequent Option Exchange Ratio, such exercise price being rounded up to the nearest whole cent.

1.5 Exchange Agent Agreement. Acquiror will cause the Exchange Agent Agreement dated February 1, 2005 by and between Acquiror and American Stock Transfer & Trust Company to be revised such that section 2 thereof shall be re-numbered as section 2A and a new section 2B shall be added stating as follows:

“2B.

Exchange of Shares. In the event that after the Effective Time, PARENT delivers additional cash to you pursuant to Section 2.14 of the Reorganization Agreement by virtue of having obtained a Specified Order (as therein defined), then as soon as practicable after the date of such delivery you shall cause a check in the aggregate amount of the Per Share Specified Booking Amount (as that term is defined in Section 2.14 of the Reorganization Agreement) to be distributed to the former holders of each share of Series C Preferred Stock and Company Common Stock that was issued and outstanding immediately prior to the Effective Time of the First Merger (or such other person as shall have been specified pursuant to the terms hereof), provided that such holder has previously taken the actions entitling such holder to receive cash distributions pursuant to section 2A above. PARENT shall provide you the amount of cash sufficient to pay each such Per Share Specified Booking Amount. The Spreadsheet attached hereto as Schedule A shows the percentage interest of each former holder of Company Series C Preferred Stock and Company Common Stock in the aggregate amount of the Per Share Specified Booking Amount payable to each former holder of Company Series C Preferred Stock and Company Common Stock.”

1.6 Amendment to Section 12.1(a). The first sentence of Section 12.1(a) of the Reorganization Agreement is hereby amended to replace all references to “Section 4.4(a)” with references to “Section 4.4” and to replace all references to “Section 4.6(c)” with references to “Section 4.6(a)”.

1.7 Amendment to Section 12.1(b). Section 12.1(b), clause (xii) of the Reorganization Agreement (up to but not including the proviso at the end of Section 12.1(b)) is hereby amended to read in its entirety as follows: “(xii) (A) fraud, willful breach or intentional misrepresentation by the Company or any Company Representative or (B) any claim made by the party identified on Schedule 12.1(b) attached hereto (“Alleging Party”) relating to the allegations made by such Alleging Party in its letter to the Company referenced in Schedule 12.1(b) attached hereto or the subject matter thereof (the “Pending Matters”)”.

1.8 Amendment to Section 12.2(a). Section 12.2(a) is hereby amended to read in its entirety as follows: “

“(a) Escrow Cash. If the First Merger is consummated, recovery from the Escrow Cash shall be the sole and exclusive remedy under this Agreement or any Company Ancillary Agreement for the matters listed in the foregoing clauses (i)-(xi), or in clause (xii)(B), of Section 12.1 or any other claims, except in the case of fraud, willful breach or intentional misrepresentation by the Company or any Company Representative; provided that, in the case of fraud, willful breach or intentional misrepresentation by the Company or any Company Representative, recovery from any particular Company Stockholder may not exceed the aggregate share of the Aggregate Stockholder Payments actually received by such Company Stockholder; provided further that the immediately foregoing proviso shall not apply to any Company Stockholder that cannot demonstrate that it was not to any extent involved in or responsible for the fraud, willful breach or intentional misrepresentation by the Company or any Company Representative. As to claims for Damages first asserted after the first anniversary of the Effective Time of the First Merger but before the 18-month anniversary of the Effective Time of the First Merger, recovery of the Escrow Cash may be made only in the case of (i) fraud, willful breach or intentional misrepresentation by the Company or any Company Representative or claims related to the Pending Matters; (ii) any failure of any of the Continuing Representations to be true and correct as aforesaid; or (iii) claims for indemnification made under Section 12.1(b)(xi). Notwithstanding the foregoing, as to claims for Damages arising out of an Escrow Litigation Event subject to indemnity pursuant to Section 12.1(b)(xi), recovery from the Escrow Cash may be made at any time following the Effective Date (including after the 18 month anniversary thereof), provided that the claim, demand, action, suit or proceeding giving rise to the Escrow IP Litigation was asserted against the Company between the Effective Date and the eighteen-month anniversary of the Effective Time of the First Merger. Notwithstanding the foregoing, as to claims for Damages arising out of the Pending Matters subject to indemnity pursuant to Section 12.1(b)(xii)(B), recovery from the Escrow Cash may be made at any time following the Effective Date (including after the 18 month anniversary thereof), provided that the claim, demand, action, suit or proceeding giving rise to the Damages for the Pending Matters was asserted against the Company prior to the eighteen-month anniversary of the Effective Time of the First Merger.”

1.9 Amendment to Section 12.2(b). The first sentence of Section 12.2(b) of the Reorganization Agreement is hereby amended to read in its entirety as follows:

“Notwithstanding anything contained herein to the contrary, no Acquiror Indemnified Person may receive any recovery in respect of any claims for indemnification made pursuant to Section 12.1(b) (except for clauses (vi), (vii), (ix), (x) and (xii)(A) of Section 12.1(b)), unless and until Damages in an aggregate amount greater than $200,000 (the “Basket”) have been incurred, paid or properly accrued, in which case the Acquiror Indemnified Persons may make claims for indemnification for all Damages, including the amount of the Basket.”

For purposes of clarity, it is the intent of the parties that Damages incurred related to the Pending Matters be subject to the Basket.

1.10 New Exhibits. The List of Exhibits attached to the Reorganization Agreement shall be supplemented by adding at the end thereof the following:

Company Price List Schedule

Credited Bookings Schedule

Reimbursable Expenses Schedule

1.11 New Schedules. The Reorganization Agreement shall be supplemented by the following Schedules (in numerical order):

Schedule 2.14

Schedule 12.1(b)

2. WAIVERS; Financial Statement and Audit Matters.

2.1 Acquiror hereby waives the requirement that the Company deliver to Acquiror the Company Updated Financial Statements within 10 business days following the Agreement Date.

2.2 The Company confirms it understands that Acquiror does not currently intend to waive the closing conditions set forth in Section 7.17 and Section 7.18 of the Reorganization Agreement.

2.3 Acquiror hereby waives the requirement in Sections 7.15 and 10.10 of the Reorganization Agreement that the Audit be completed and that the Company Audited Financial Statements and the Audited Financial Statements Certification be delivered prior to the Closing Date. In exchange for such waiver, Company agrees as follows:

(a) Section 7.15 shall be amended to read as follows, and such covenant as amended shall be deemed to survive the Effective Time of the First Merger pursuant to the last sentence of Section 12.1(a) of the Reorganization Agreement:

“7.15 Company Updated Financial Statements; Company Audit. No later than 10 business days following the Agreement Date, the Company shall deliver to Acquiror the Company Updated Financial Statements. As soon as practicable following the Agreement Date, the Company shall engage a nationally recognized accounting firm reasonably acceptable to Acquiror, which accounting firm shall audit the Company Updated Financial Statements (the “Audit”). As soon as the Audit as been completed, the Company shall prepare and provide to Acquiror (a) audited balance sheets dated December 31, 2002 and 2003 and November 30, 2004 and (b) audited statements of operations, statements of cash flows and statements of changes in stockholders’ equity for the years ended December 31, 2002 and 2003 and the 11 months ended November 30, 2004, and any notes to the foregoing financial statements (the “Company Audited Financial Statements”). The Company Audited Financial Statements shall be prepared in accordance with GAAP. In the event that the Audit and the Company Audited Financial Statements are not completed by the Closing Date and the Acquiror waives such requirements, then the Company shall deliver on the Closing Date a Transition Services and Consulting Agreement between Acquiror and Raghav Kher, in a form reasonably acceptable to Acquiror, pursuant to which Mr. Kher will agree to make himself reasonably available to assist the Company and Acquiror (and any successor thereto) after the Closing Date until the earlier of (x) the completion of the Audit or (y) 120 days after the Closing Date, to (A) complete the Audit and prepare the Company Audited Financial Statements, provided that in this case, and for this purpose, the Company Audited Financial Statements shall be deemed to be the (i) audited balance sheets dated December 31, 2002 and 2003 and December 31, 2004 and (ii) audited statements of operations, statements of cash flows and statements of changes in stockholders’ equity for the years ended December 31, 2002, 2003 and 2004, and any notes to the foregoing financial statements and (B) close the Company’s books for the month ended January 31, 2005 and the period ended the Closing Date.”

(b) The following Sections of the Reorganization Agreement shall be amended to read as follows:

(i) Article 1; Certain Definitions; Audit Matters. The following definitions shall be deemed deleted from the Reorganization Agreement and replaced by the definitions noted below: “Audit Differential Amount”, “Audited 11/30 Balance Sheet”, “Audited Aggregate 11/30 Liabilities” and “Merger Expenses” (and, for the avoidance of doubt, there shall be no recalculation of the Audit Differential Amount upon completion of the Audit after Closing):

“Reviewed Schedule 11/30” means an updated Schedule 11/30 certified in writing as having been reviewed by the Company’s auditors in accordance with GAAP, containing the Reviewed Aggregate 11/30 Liabilities. Reviewed Schedule 11/30 must also include the Company’s cash and accounts receivable balances as of 11/30/04 as so reviewed and certified since those items are included in the calculation of the Dividend Amount.

“Reviewed Aggregate 11/30 Liabilities” means the total recorded and disclosed Liabilities (as computed in accordance with GAAP) of the Company as of November 30, 2004 (including any such Liabilities that would have been included in the notes of a balance sheet of the Company prepared in accordance with GAAP as of such date).

“Reviewed Differential Amount” means the extent to which the Reviewed Aggregate 11/30 Liabilities exceed the Unaudited Aggregate 11/30 Liabilities by more than $100,000 (but excluding for this purpose any such excess (i) relating to changes in Company’s revenue for the 11 month period ended on November 30, 2004 arising from the application of GAAP revenue recognition principles in the preparation of the Reviewed Schedule 11/30; (ii) representing amounts that were taken into account in computing the Dividend Amount; or (iii) representing amounts that were paid from the Closing Cash.).

“Merger Expenses” means all costs and expenses incurred by the Company in connection with the Merger and this Agreement and the transactions contemplated hereby (including any fees and expenses of legal counsel, financial advisors, investment bankers and accountants).

3. GENERAL.

3.1 Effect of this Agreement. Except as expressly modified by this Agreement, the Reorganization Agreement shall remain in full force and effect. To the extent that there is any conflict with or inconsistency between this Agreement and the Reorganization Agreement, the provisions of this Agreement will prevail and govern.

3.2. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.

3.3 Amendments. Any term or provision of this Agreement may be amended or waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the party to be bound thereby.

[SIGNATURE PAGE FOLLOWS]

Exhibit 2.02

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

OPSWARE INC.

By:	/s/ Benjamin A. Horowitz
Name:	Benjamin A. Horowitz
Title:	President and Chief Executive Officer

RN1 ACQUISITION CORP.

By:	/s/ Benjamin A. Horowitz
Name:	Benjamin A. Horowitz
Title:	President

RN2 ACQUISITION LLC

By:	/s/ Benjamin A. Horowitz
Name:	Benjamin A. Horowitz
Title:	President

RENDITION NETWORKS, INC.

By:	/s/ Raghav Kher
Name:	Raghav Kher
Title:	President and Chief Executive Officer

REPRESENTATIVE

By:	/s/ Cameron Myhrvold
Name:	Cameron Myhrvold